Exhibit 7.03

EXECUTION VERSION

1 SEPTEMBER 2021

E-House (China) Enterprise Holdings Limited

and

TM HOME LIMITED

SUBSCRIPTION AGREEMENT relating to ordinary shares in TM HOME LIMITED

SCHEDULE 1      COMPANY PRE-COMPLETION CONDUCT OF BUSINESS

THIS AGREEMENT is made on 1 September 2021

BETWEEN:

(1)	E-HOUSE (CHINA) ENTERPRISE HOLDINGS LIMITED, a company incorporated in the Cayman Islands and having its registered office at Maples Corporate Services limited PO Box 309 Ugland House Grand Cayman, KY1-1104 Cayman Islands (the "Investor"); and

(2)	TM Home Limited, a company incorporated in the Cayman Islands and having its registered office at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Caymans Islands (the "Company"),

(each a "Party" and together the "Parties").

RECITALS:

(A)	As at the date of this Agreement, the Company has an issued share capital of US$1,000 divided into 1,000 Shares of US$1.00 each which is held as to 85% by Alibaba Investment Limited and 15% by Fangyou Information Technology Holdings Limited, a wholly-owned subsidiary of the Investor.

(B)	It is proposed that, prior to Completion (as defined below), each Share will be subdivided into 10,000 Subdivided Shares of US$0.0001 each (the “Share Split”). Upon completion of the Share Split, Alibaba Investment Limited and Fangyou Information Technology Holdings Limited will hold 8,500,000 Subdivided Shares and 1,500,000 Subdivided Shares, respectively.

(C)	The Investor has agreed to subscribe for, and the Company has agreed to issue, the Subscription Shares upon the terms and subject to the conditions set out in this Agreement.

IT IS AGREED:

1.	INTERPRETATION

1.1	In this Agreement, including the Recitals and the Schedules, unless the context otherwise requires, the following terms shall have the following meanings:

"Affiliated Companies" means, in relation to any person, any other person directly or indirectly Controlling, Controlled by, or under common Control with, such person. "Control" means, in relation to a person: (a) the power to direct the exercise of a majority of the voting rights capable of being exercised at a general meeting of that person; (b) the right to appoint or remove a majority of the board of directors (or corresponding officers) of that person; or (c) the right to exercise a dominant influence over that person by virtue of provisions contained in its constitutional documents or under a control contract or otherwise, in each case either directly or indirectly and “Controlled”, “Controlling” and “under common Control” shall be construed accordingly;

"Affiliated Persons" means, in relation to any person, any shareholder, director, supervisor, executive, employee, agent, consultant or service provider of that person, or any other party acting on behalf of any of the persons identified above;

"Alibaba Investment" means Alibaba Investment Limited, a company incorporated in the British Virgin Islands with limited liability;

"Announcement" means the announcement to be made by E-House in relation to this Agreement in the agreed form;

"Affiliate" means, in relation to any person, its Affiliated Companies and Affiliated Persons and "Affiliated" shall be given the correlative meaning;

"Anti-Corruption Laws" refers to anti-bribery or anti-corruption related laws or regulations that are applicable to business and transactions of the Company and its Affiliates, including but not limited to laws and regulations relating to anti-corruption and anti-commercial bribery in PRC, the amended U.S. Foreign Corrupt Practice Act of 1977, as well as applicable anti-bribery or anti-corruption laws of other countries;

"Applicable Law(s)" means all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction (including but not limited to the Listing Rules, the Takeovers Code and the SFO), all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers, Government Entities, stock exchanges, regulators (including but not limited to the Stock Exchange and the Executive) and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to the Parties or any of them, any Group Company, or as the context requires;

"Business Day" means a day (other than a Saturday or a Sunday) on which banks are generally open for business in Hong Kong and the PRC;

"Companies Ordinance" means the Companies Ordinance, Chapter 622 of the Laws of Hong Kong;

"Completion" means the completion of the Subscription pursuant to Clause 4;

“Completion Date” means the date of Completion;

"Conditions" means the conditions precedent set out under Clause 3.1;

“Consideration” means the consideration payable for the Subscription Shares under Clause 2;

“Constitutional Documents” means, in relation to any entity, its memorandum and articles of association, by laws or equivalent constitutional documents;

"Encumbrance" means any interest or equity (including any retention of title, right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, claim or assignment or any other encumbrance, priority or security interest or arrangement of whatsoever nature;

"Executive" means the Executive Director of the Corporate Finance Division of the SFC, or any delegate thereof;

“Fangyou” means Fangyou Information Technology Holdings Limited, a company incorporated under the laws of the British Virgin Islands and wholly-owned by the Investor as at the date of this Agreement and upon Completion;

"Government Entities" refers to (i) any national, provincial, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (ii) any public international organisation, (iii) any agency, division, bureau, department or other sector of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iv) any state-owned or state-controlled enterprise or other entity owned or controlled by any government, entity or organization described in sub-paragraphs (i), (ii) or (iii) of this definition;

"Government Officials" refers to (i) officers, employees and other persons (regardless of seniority) working in an official capacity on behalf of any branch of a government (e.g., legislative, administrative, judicial, military or public education departments) at any level (e.g., county and municipal level, provincial or central level), or any department or agency thereof; (ii) political party officials and candidates for political office; (iii) directors, officers and employees of state-owned, state-controlled or state-operated enterprises; (iv) officers, employees and other persons working in an official capacity on behalf of any public international organization (regardless of seniority), e.g., the United Nations or the World Bank; or (v) close relatives of persons identified above (e.g., parents, children, spouse and parents-in-law), close friends and business partners;

“Group” means the Company and its Subsidiaries, and "Group Company" means any of them;

"HK$" means Hong Kong dollars;

"Intellectual Property" means all inventions (whether patentable or not), patents, utility models, petty patents, registered designs, design rights, database rights, copyright and related rights, moral rights, semiconductor topography rights, plant variety marks, trademarks, service marks, logos, get up, trade names, business names, domain names (in each case whether registered or unregistered) and including any applications for registration and any renewals or extensions of any of the foregoing, and, in each case, the goodwill attaching to any of the foregoing, rights to sue for passing off or unfair competition, all Know how, confidential information and trade secrets and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which subsist anywhere in the world;

"Investor Warranties" means the warranties given pursuant to Clause 6.5;

"Know how" means all know how, trade secrets and confidential information, in any form (including paper, electronically stored data, magnetic media, film and microfilm) including financial and technical information, drawings, formulae, test results or reports, project reports and testing procedures, information relating to the working of any product, process, invention, improvement or development, instruction and training manuals, tables of operating conditions, information concerning intellectual property portfolio and strategy, market forecasts, lists or particulars of customers and suppliers, sales targets, sales statistics, prices, discounts, margins, future business strategy, tenders, price sensitive information, market research reports, information relating to research and development and business development and planning reports and any information derived from any of them;

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented and interpreted by the Stock Exchange from time to time, including by way of issuance of guidance letters, listing decisions and responses to frequently asked questions;

"Longstop Date" means 120 days after the date of this Agreement i.e. 29 December 2021 (or such later date as may be agreed between the Company and the Investor);

“Notice” has the meaning given to that term in Clause 10;

"PRC" means the People's Republic of China which, for the purposes of this Agreement, excludes Hong Kong, Taiwan and Macau;

"Prohibited Person" means any individual or entity ("Person") that is (i) a national or resident of any U.S. embargoed or restricted country, (ii) included on, or Affiliated with any Person on, the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions; (iii) a Person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules; or (iv) a subject or target of any other economic sanctions administered or enforced by the United Nations, the European Union, the United Kingdom, or any other relevant government authorities;

“Sale and Purchase Agreement” means the sale and purchase agreement entered into or to be entered into on the date of this Agreement between the Investor and the Company in the agreed form;

"SFC" means the Securities and Futures Commission of Hong Kong;

"SFO" means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shareholders’ Agreement" means the shareholders’ agreement entered into or to be entered into among Alibaba Investment, the Investor, Fangyou and Mr. Zhou Xin in the agreed form;

“Share Split” has the meaning given to that term in Recital (B);

“Shares” means the ordinary shares of the Company as at the date of this Agreement of US$1.00 each;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

"Subdivided Shares" means the ordinary shares of the Purchaser upon completion of the Share Split of US$0.0001 each;

"Subscription" means the subscription by the Investor for the Subscription Shares pursuant to this Agreement;

"Subscription Shares" means 6,854,839 new Subdivided Shares to be issued by the Company to the Investor hereunder (which shall represent approximately 40.67 per cent. of the issued share capital of the Company upon completion of the Share Split as enlarged by such new Subdivided Shares only);

"Subsidiaries" means all the subsidiaries of the Company as of the date of this Agreement;

"Takeovers Code" means the Code on Takeovers and Mergers of Hong Kong issued by the SFC;

"Taxation" or "Tax" means income tax, corporation tax, capital gains tax, transfer taxes (including stamp duties, real estate transfer taxes, registration fees and other taxes of a similar nature), value added tax, customs duties, excise duties, national insurance and other similar social security contributions, and any other taxes, duties or withholdings corresponding to, similar to, replaced by or replacing any of them together with any interest, penalty or fine in connection with any such taxation and regardless of whether any such taxes, duties, withholdings, interest, penalties or fines are chargeable directly or primarily against or attributable directly or primarily to the Group or any other person and of whether any amount in respect of any of them is recoverable from any other person;

“Tax Authority” means any Governmental Entity exercising a fiscal, revenue, labour and social security, customs or excise function;

“Tax Return” any return, report or statement showing Tax, used to pay Tax, or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional Tax;

“Transaction Documents” means this Agreement, the Sale and Purchase Agreement and any other documents to be entered into pursuant to any of the above documents;

"US$" means United States dollars;

"Warranties" means the warranties given pursuant to Clause 6.4; and

"WFOE Balance Sheet" means the unaudited balance sheet as at 31 July 2021 of Shanghai Tmall Haofang E-Commerce Co., Ltd. (上海天猫好房电子商务有限公司), a wholly-owned subsidiary of the Company, a copy of which has been provided by the Company to the Investor prior to the entry into this Agreement.

1.2	Unless the context otherwise requires, any reference to a "clause" or a "Schedule" or an "Annexure" is a reference to a clause, a schedule or an annexure of or to this Agreement.

1.3	Words importing the singular include the plural and vice versa, words importing gender or the neuter include both genders and the neuter and references to persons include bodies corporate or unincorporate.

1.4	References herein to statutory provisions shall be construed as references to those provisions as respectively amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provision of which they are re-enactments (whether with or without modification) and any subordinate legislation made pursuant thereto.

1.5	References to "subsidiary" or "holding company" shall bear the meanings ascribed thereto in the Companies Ordinance unless stated otherwise.

1.6	References to the “agreed form” of a document shall be construed as references to the form of that document agreed by or on behalf of the Parties in writing (including by email) prior to the Parties’ entry into this Agreement, subject to any amendment to such form as may be agreed by the Parties in writing (including by email) after the execution of this Agreement from time to time.

1.7	Where any statement is qualified by the expression "to the best of the knowledge, information and belief" or "so far as the aware" or any similar expression there shall be deemed to be included after such statement the words "after careful consideration and having made full and diligent enquiry of all persons having knowledge of the relevant matters.

2.	Subscription AND consideration

2.1	Subject to the satisfaction or, if applicable, waiver of the Conditions, the Company and the Investor agree that, at Completion, the Investor, relying on the Warranties, shall subscribe for and be allotted and issued the Subscription Shares.

2.2	The consideration for the subscription for the Subscription Shares shall be HK$1,500,000,000 (representing approximately HK$218.82 per Subdivided Share) which shall be payable by the Investor in full at Completion in accordance with Clause 4.2.2.

2.3	The Subscription Shares to be allotted and issued in accordance with Clause 2.1 shall be allotted and issued fully paid at Completion, free from all Encumbrances and with all the rights attaching to them pursuant to the Company’s Constitutional Documents.

2.4	By signing and exchanging this Agreement, the Investor:

2.4.1	applies for and accepts with effect from Completion the Subscription Shares subscribed for by it pursuant to Clause 2.1;

2.4.2	authorises the Company to:

(A)	register the Investor as a member of the Company; and

(B)	deliver to the Investor (or as it may direct) the definitive certificates in respect of the Subscription Shares in favour of the Investor.

3.	CONDITIONS

3.1	The obligations of the Parties to complete the Subscription pursuant to this Agreement shall be conditional upon the satisfaction or, if applicable, waiver of the following conditions:

3.1.1	there not having occurred at any time before Completion, any event or circumstance which renders any of the Warranties untrue, inaccurate or misleading in any material respect;

3.1.2	there not having occurred at any time before Completion, any event or circumstance which renders any of the Investor Warranties untrue, inaccurate or misleading in any misleading respect;

3.1.3	the Share Split having been completed;

3.1.4	the shares of the Investor continuing to be listed on the Stock Exchange before Completion (save for any temporary suspension or halt in trading pending the release of an announcement in connection with this Agreement) and no Government Entity having raised, or expressed any intention to raise, any objection to the listing status of such shares or having requested, or expressed any intention to request, any suspension or halt in the trading of such shares (save for any temporary suspension or halt in trading pending the release of an announcement in connection with this Agreement);

3.1.5	the Investor having complied in all respects with the requirements of the Listing Rules and other Applicable Laws in connection with this Agreement and the transactions contemplated hereunder, including any requirement to make announcement, issue circular and obtain shareholders’ approval, if applicable;

3.1.6	all the authorisations, approvals, consents, waivers and permits of, and filings with, Government Entities which are necessary for the entry into this Agreement and/or the performance of the obligations hereunder or otherwise to give effect to the transactions contemplated hereunder as required by Applicable Laws having been granted, received, obtained and completed; and

3.1.7	the Sale and Purchase Agreement having been entered into by the parties thereto, all conditions to completion thereof (other than the condition relating to the conditions to completion under this Agreement) having been satisfied or waived in accordance with its terms, and it not having been amended, varied, terminated, rescinded or cancelled at any time prior to Completion.

3.2	The Condition set out in Clause 3.1.1 may be waived in writing in whole or in part by the Investor. Each of the Conditions set out in Clauses 3.1.2 and 3.1.4 may be waived in writing in whole or in part by the Company. The Conditions set out in Clauses 3.1.3, 3.1.5, 3.1.6 and 3.1.7 may not be waived by any Party.

3.3	The Investor shall use its reasonable endeavours to procure the satisfaction and continued satisfaction of the Conditions set out in Clause 3.1 (other than the Condition set out in Clauses 3.1.1) as soon as practicable and in any event prior to the Longstop Date. The Company shall use its reasonable endeavours to procure the satisfaction and continued satisfaction of the Conditions set out in Clauses 3.1.1, 3.1.3, 3.1.6 and 3.1.7 as soon as practicable and in any event prior to the Longstop Date.

3.4	Each Party undertakes to give notice to the other Party of the occurrence of any event or circumstance that is likely to cause a Condition not to be satisfied prior to the Longstop Date as soon as practicable and in any event within five (5) Business Days after becoming aware of such event or circumstance.

4.	COMPLETION

4.1	Subject to Clause 4.3, Completion shall take place: (a) on the third Business Day after the satisfaction or waiver (as the case may be) of the last in time of the Conditions (other than any such Condition (or any part thereof) which may only be satisfied at Completion) or, if later, at the earliest time at which Completion may take place simultaneously with the completion of the transactions contemplated under the Sale and Purchase Agreement; or (b) at such other time as may be agreed by the Parties in writing.

4.2	Completion shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on the Completion Date at 5:00 p.m. (Hong Kong time), or at such other time and/or place or by such method (including electronic exchange of documents) as the Parties may agree at which time all (but not part only) of the following business shall, subject to Clause 4.3, be transacted:

4.2.1	the Company shall:

(A)	allot and issue the Subscription Shares to the Investor and cause the Investor to be registered in the register of members of the Company;

(B)	procure the delivery to the Investor of a certified copy of the written resolutions or minutes of a meeting of the board of directors of the Company duly passed or convened in accordance with its Constitutional Documents, approving and authorizing, among other things: (i) the execution and delivery of and performance of its obligations under this Agreement; (ii) the allotment and issue of the Subscription Shares to the Investor pursuant to this Agreement and the entry of the name of the Investor in the register of members of the Company; and (iii) any necessary action to be undertaken by the Company for the purpose of giving effect to the transactions contemplated hereunder;

(C)	deliver to the Investor (or as it may direct) the definitive certificates in the name of the Investor in respect of the Subscription Shares; and

(D)	deliver to the Investor a copy of an updated register of members which reflects the allotment and issue of the Subscription Shares;

(E)	deliver to the Investor an original counterpart to the Shareholders’ Agreement duly executed by the Investor;

4.2.2	the Investor shall:

(A)	procure the delivery to the Company of a certified copy of the written resolutions or minutes of a meeting of the board of directors of the Investor duly passed or convened in accordance with its Constitutional Documents, approving and authorizing, among other things: (i) the execution and delivery of and performance of its obligations under this Agreement; (ii) the Subscription; and (iii) any necessary action to be undertaken by the board of directors of the Investor for the purpose of giving effect to the transactions contemplated hereunder;

(B)	deliver to the Company an original counterpart to the Shareholders’ Agreement duly executed by each of the Investor and Fangyou; and

(C)	pay by electronic transfer in Hong Kong dollars by way of electronic funds transfer in immediately available funds to the following bank account of the Company and receipt of the total in cleared funds on the date of Completion shall constitute a valid discharge of the Investor's obligations under Clause 2.2 and this Clause 4.2.2.

Bank: Citibank, N.A., Hong Kong Branch

Bank account holder: TM Home Limited

Account no: 1035974004

SWIFT: CITIHKHX

4.3	No Party shall be obliged to complete the issue and subscription of the Subscription Shares hereunder unless: (a) all the Parties comply fully with their obligations under Clause 4.2; and (b) the transactions contemplated under this Agreement and the Sale and Purchase Agreement are completed simultaneously.

4.4	If any foregoing provision of this Clause 4 is not fully complied with, the Company, in the case of non-compliance by the Investor, or the Investor, in the case of non-compliance by the Company, shall be entitled (in addition to and without prejudice to all other rights or remedies available to it, including the right to specific performance and to claim damages) by delivery of a Notice to the other:

4.4.1	to effect Completion so far as practicable notwithstanding the non-compliance which has occurred and without prejudice to its rights and remedies with respect to such non-compliance; or

4.4.2	to fix a new date for Completion, being not later than the Longstop Date, in which case the foregoing provisions of this Clause 4.4 shall apply to Completion as so deferred.

5.	Conduct of business before completion and undertakings

5.1	During the period from the date of this Agreement to Completion, the Company shall (and shall procure that each member of the Group shall) continue to carry on its business in the normal course in compliance with all Applicable Laws and in substantially the same manner as such business has been carried on before the date of this Agreement and comply with the provisions of Schedule 1, provided that this Clause 5.1 shall not apply in respect of and shall not operate so as to restrict or prevent:

5.1.1	any action or measure permitted by, or reasonably necessary for performance of, this Agreement or the transactions contemplated hereunder or necessary to effect Completion;

5.1.2	the performance of any obligations under any contract or arrangement entered into prior to the date of this Agreement by any member of the Group in good faith and in the ordinary course of business which has been disclosed to the Investor prior to the date of this Agreement;

5.1.3	any action or measure undertaken by the Company or any of its subsidiaries with the prior written consent of the Investor, such consent not to be unreasonably withheld, conditioned or delayed; or

5.1.4	any action or measure to the extent required by Applicable Law.

5.2	Pending Completion, the Company shall procure that the Investor and any person authorised by it are given reasonable access to the books and records, documents, information, data and financial affairs, of the Group and any premises of the Group and discuss the affairs, finances and accounts of the Group with its officers and employees, in each case by prior appointment with reasonable prior notice and without affecting the normal operations and business of the Group.

5.3	Pending Completion, the Company shall:

5.3.1	comply with all obligations which may be imposed upon it by all Applicable Laws or otherwise in respect of or by reason of the matters contemplated under this Agreement;

5.3.2	not do (or allow to be done) any act or thing not in the ordinary course of day-to-day operations which has a material adverse effect on the Group and in particular (but without limiting the generality of the foregoing) shall procure that, save as provided in this Agreement, the Group shall not prior to Completion, do, allow, or procure any act or permit any omission which would constitute a material breach of any of the Warranties or any of its undertakings set out in this Agreement, save with the Investor’s prior written consent.

5.4	The Investor shall, and the Company shall (and shall procure that each member of the Group shall), strictly comply with all applicable Anti-Corruption Laws in its business operations, and, in particular:

5.4.1	the Investor shall not, and the Company shall not (and shall procure that no member of the Group or Affiliated Person of the Company or any member of the Group shall), offer to pay, promise to pay, or authorise the payment of any money or anything of value, to any Government Entity, or Government Official (including any government officials to whom the Investor, the Company, any Group Company, or any of their Affiliated Persons, as the case may be, knows or ought to know that all or a portion of such money or things of value will be offered, given or promised (directly or indirectly)) for the purpose of:

(A)	influencing any act or decision of Government Officials in their official capacity;

(B)	inducing Government Officials to act or omit to act in violation of lawful duties;

(C)	securing any improper advantage;

(D)	inducing Government Officials to influence or affect any act or decision of any Government Entity; or

(E)	assisting the Investor, the Company, any Group Company, or any of their Affiliated Persons, as the case may be, in obtaining or retaining business, or directing business to, it;

5.4.2	the Investor shall not, and the Company shall not (and shall procure that no member of the Group or Affiliated Person of the Company or any member of the Group shall), by offering or taking property or other interests to obtain business opportunities or by offering other improper benefits, such as making payments or paying anything of value to existing or potential Business Partners, seek to impose undue influence on Business Partners or to obtain inappropriate commercial advantage. In this context, "Business Partners" may include: Government Entities, non-government customers, suppliers or distributors, owners, directors, managers or other employees of the foregoing entities.

5.5	The Investor shall, and the Company shall (and shall procure that each member of the Group shall), maintain all necessary financial records and effective internal control measures in accordance with applicable Anti-Corruption Laws and generally accepted accounting principles.

5.6	The Investor shall, and the Company shall (and shall procure that each member of the Group shall), comply with all requirements of Applicable Laws, government orders or resolutions of United Nations relating to anti-money laundering, anti-terrorism, trade embargos and economic sanctions. The Investor shall not, and the Company shall not (and shall procure that no member of the Group shall), directly or indirectly, have any dealings or transaction with any Prohibited Person or finance any activities of any Prohibited Person.

6.	WARRANTIES

6.1	The Company acknowledges that the Investor has entered into this Agreement in reliance on each of the Warranties and other representations made by the Company in this Agreement and none of the Warranties shall be limited or restricted by reference to or inference from the terms of any other Warranties or any other term of this Agreement. The Warranties shall survive Completion and the rights and remedies of the Investor in respect of any breach of any of the Warranties shall continue to subsist after and notwithstanding Completion.

6.2	The Company undertakes to promptly notify the Investor in writing of any matter or thing of which it becomes aware which is or may be a breach of or inconsistent with any of the Warranties or other representations before Completion.

6.3	No claim by the Investor shall be prejudiced, nor shall the amount of any claim by the Company be reduced, in consequence of any information relating to the Group (other than information contained in this Agreement) which may have at any time come to the knowledge (actual, implied or constructive) of the Investor or its employees or agents (whether by way of any investigation made by it or otherwise) and it shall not be a defence to any claim against the Company that the Investor knew or ought to have known or had constructive knowledge of any information relating to the circumstances giving rise to the claim.

6.4	The Company warrants to the Investor that:

6.4.1	it is a company limited by shares, duly incorporated, validly existing under the Applicable Laws of its jurisdiction of incorporation;

6.4.2	it has full legal capacity and power to enter into this Agreement and to carry out the transactions that it contemplates;

6.4.3	it has taken all corporate action that is necessary to authorise its entry into this Agreement and to carry out the transactions that it contemplates;

6.4.4	this Agreement constitutes legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and Applicable Laws affecting creditors' rights generally);

6.4.5	the information set out in Recital (A) is true and accurate;

6.4.6	other than pursuant to the Transaction Documents, no unissued share capital of the Company is under any option or agreed conditionally or unconditionally to be put under any option and no person has an outstanding warrant, pre-emptive right or any other right of any description to require shares to be allotted or issued by the Company;

6.4.7	save as disclosed in the WFOE Balance Sheet, there are no material liabilities, obligations or indebtedness of any nature (including liabilities under guarantees or indemnities and other contingent liabilities) which have been assumed or incurred, or agreed to be assumed or incurred, or are impending by the Company; and

6.4.8	in respect of all agreements and licenses for the use by the Company of intellectual property which is not beneficially owned by the Company (the “IP Licenses”):

(A)	the IP Licences are valid and subsisting, require payment of only a nominal fee and are not restricted in any way;

(B)	the Company is not in breach of any of the provisions of the IP Licences; and

(C)	the licensor or grantor of the rights to the Company under the IP Licences has the right to license such rights to the Company.

6.5	The Investor warrants to the Company that:

6.5.1	it is a company duly incorporated, validly existing and in good standing (where applicable) under the laws of the jurisdiction of its incorporation;

6.5.2	it has the requisite capacity, power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party;

6.5.3	all corporate actions on the part of the Investor necessary for the authorization of this Agreement and the performance of all obligations of the Investor under this Agreement and each other Transaction Document to which it is a party have been taken;

6.5.4	assuming the due authorization, execution and delivery of this Agreement by the Company, the obligations of the Investor under this Agreement constitute, and the obligations of the Investor under each other Transaction Document to which it is a party will when delivered constitute, valid, binding and enforceable obligations of the Investor, except (i) as limited by applicable bankruptcy, insolvency, reorganisation, moratorium, fraudulent transfer or other laws of general application affecting enforcement of creditors’ rights and (ii) general principles of equity that restrict the availability of equitable remedies

6.5.5	the execution and delivery of, and the performance by the Investor of its obligations under, this Agreement and each other Transaction Document to which the Investor is a party will not: (i) result in a breach or violation of any provision of the Constitutional Documents of the Investor; (ii) result in a breach or violation of any agreement, contract or instrument to which the Investor is a party, or by which the Investor or any of the assets of the Investor is bound; (iii) result in a breach or violation of any Applicable Laws by which the Investor is bound; (iv) require the consent of the shareholders of the Seller or the shareholders of any Target Group Company, or of any other person.

7.	Termination

7.1	This Agreement may be terminated prior to Completion:

7.1.1	by either Party if, on the Longstop Date, any of the Conditions remains unsatisfied and has not been waived in accordance with this Agreement, provided that such Party has complied with its obligations under Clause 3; or

7.1.2	by the mutual written consent of the Parties.

7.2	The Party desiring to terminate this Agreement pursuant to Clause 7.1 shall give Notice of such termination to the other Party, specifying the provision of this Agreement pursuant to which such termination is effected.

7.3	In the event of any termination of this Agreement pursuant to this Clause 7, this Agreement shall become null and void and have no further effect, and the further obligations of the Parties under this Agreement shall terminate, provided that:

7.3.1	Clauses 1 (Interpretation), 6 (Warranties), 7 (Termination),. 8 (Confidentiality), 9 (General), 10 (Notices), 11 (Governing law) and 12 (Dispute Resolution) shall survive any termination of this Agreement; and

7.3.2	all rights and liabilities of the Parties which have accrued before termination shall continue to exist.

8.	Confidentiality

8.1	Each Party undertakes to the other that, subject to Clause 8.3, unless the prior written consent of the other Party is obtained it shall, and shall procure that its officers, employees, advisers and agents shall keep confidential and shall not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever, or use or exploit commercially for its or their own purposes, any of the Confidential Information of the other Party.

8.2	For the purposes of Clause 8.1, "Confidential Information" is the contents of this Agreement and any other agreement or arrangement contemplated under this Agreement and:

8.2.1	information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions, know-how, customers, suppliers, processes or affairs of the other Party, or any of their group undertakings from time to time; and

8.2.2	any information which is expressly indicated to be confidential in relation to the Party disclosing it (or in relation to any of its group undertakings from time to time);

which any Party may from time to time receive or obtain (verbally or in writing or in disk or electronic form) from any other Party as a result of negotiating, entering into, or performing its obligations pursuant to this Agreement and provided that such information concerning the Group in relation to the period before Completion shall not be Confidential Information of the Investor following Completion.

8.3	The consent referred to in Clause 8.1 shall not be required for disclosure by a Party of any Confidential Information:

8.3.1	to its officers, employees, advisers and agents, in each case, as may be contemplated under this Agreement or, to the extent required to enable such Party to carry out its obligations under this Agreement and who shall in each case be made aware by such Party of its obligations under this Clause and shall be required by such Party to observe the same restrictions on the use of the relevant information as are contained in Clause 8.1;

8.3.2	subject to Clause 8.4, to the extent required by Applicable Law or by the regulations of the Stock Exchange or any stock exchange or the SFC or regulatory authority to which such Party is or may become subject or pursuant to any order of court or other competent authority or tribunal;

8.3.3	to the extent that the relevant Confidential Information is in the public domain otherwise than by breach of this Agreement by any Party;

8.3.4	which is disclosed to such Party by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied;

8.3.5	which that Party lawfully possessed prior to obtaining it from another;

8.3.6	to any professional advisers to the disclosing Party who are bound to the disclosing Party by a duty of confidence which applies to any information disclosed; or

8.3.7	to any other Party or pursuant to the terms of this Agreement.

8.4	If a Party becomes required, in circumstances contemplated under Clause 8.3.2, to disclose any information such Party shall (save to the extent prohibited by law) give to the other Parties such notice as is practical in the circumstances of such disclosure, and shall cooperate with the other Party, having due regard for the other Party’s views, and take such steps as the other Parties may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure.

8.5	Subject to this Clause 8.5, except for the Announcement, no Party shall release any announcement or despatch any circular, relating to this Agreement unless the form and content of such announcement or circular have been submitted to, and agreed by, the other Parties. Nothing in this Clause 8.5 shall prohibit any Party from making any announcement or despatching any circular as required by Applicable Law or the Listing Rules, the Takeovers Code or the rules of any other regulatory body in which case, the announcement shall only be released or the circular despatched after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to the content of such announcement or circular.

9.	GENERAL

9.1	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) by a person who is not a Party to this Agreement.

9.2	Each Party shall bear its own legal and professional fees, costs, expenses and Taxes incurred in connection with this Agreement.

9.3	Time shall be of the essence of this Agreement.

9.4	This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the Parties hereto but shall not be capable of being assigned by either Party without the prior written consent of the other.

9.5	No Party may assign the benefit of this Agreement (in whole or in part) or transfer, declare a trust of or otherwise dispose of in any manner whatsoever its rights and obligations under this Agreement or subcontract or delegate in any manner whatsoever its performance under this Agreement (each of the above, a “dealing”) without the prior written consent of the other Party which, for the avoidance of doubt, may be withheld at the absolute discretion of such other Party. Except as expressly permitted by this Clause 9.5, any dealing or purported dealing with respect to the whole or any part of this Agreement shall be void.

9.6	This Agreement represents the entire understanding and constitutes the entire agreement, and supersedes any previous agreement, between the Parties in relation to the subject matter of this Agreement. Nothing in this Clause shall operate to limit or exclude any liability for fraud.

9.7	This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by signing any such counterpart.

9.8	All provisions of this Agreement shall so far as they are capable of being performed or observed after Completion continue in full force and effect notwithstanding Completion.

9.9	No delay or failure by a Party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that Party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the Party against whom that waiver is claimed.

9.10	No amendment to this Agreement will be effective unless it is in writing and signed by all the Parties.

9.11	The Parties acknowledge and agree that in the event of a default by any Party in the performance of their respective obligations under this Agreement, the non-defaulting Party shall have the right to obtain specific performance of the defaulting Party's obligations. Such remedy to be in addition to any other remedies provided under this Agreement or at law.

9.12	The invalidity, illegality or unenforceability of any provision of this Agreement shall not affect the continuation in force of the remainder of this Agreement.

9.13	If any provision or part of this Agreement is void or unenforceable due to any Applicable Law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect.

9.14	Each Party shall execute all such deeds and documents and do all such things as may be required for perfecting the transactions intended to be effected under, or pursuant to, this Agreement and for giving the other Party the full benefit of the provisions of this Agreement.

10.	NOTICES

Any notice required to be given under this Agreement (a “Notice”) shall be deemed duly served if served by hand delivery or by facsimile transmission to the addresses provided below or to such other address as may have been last notified in writing by or on behalf of the relevant Party to the other Party hereto. Any such notice shall be deemed to be served at the time when left at the address of the Party to be served or, in the case of e-mail, at the expiration of 24 hours after the time it was sent.

To the Investor:

Address:	11/F, Qiushi Building. No. 788 Guangzhong Road, Jing'an District, Shanghai, China 200072

Email:	chenglilan@ehousechina.com; zhzouliang@ehousechina.com

Attention:	Mr. Li-Lan Cheng / Mr. Fred Zhou

With a copy to:	Skadden, Arps, Slate, Meagher & Flom

Address:	42/F, Edinburgh Tower, The Landmark , 15 Queen's Road Central, Hong Kong

Email:	paloma.wang@skadden.com; martina.to@skadden.com

Attention:	Ms. Paloma Wang / Ms. Martina To

To the Company:

Address:	26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, PRC

Email:	legalnotice@list.alibaba-inc.com

Attention:	Head of investment legal

11.	GOVERNING LAW

This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability shall be governed by and construed in accordance with Hong Kong law.

12.	DISPUTE RESOLUTION

12.1	Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the Notice of Arbitration is submitted.

12.2	The seat of the arbitration shall be Hong Kong.

12.3	The number of arbitrators shall be three.

12.4	The arbitration proceedings shall be conducted in English.

12.5	The law of the arbitration agreement shall be the law of Hong Kong.

IN WITNESS of which the Parties have executed this Agreement on the date first mentioned above.

Schedule 1

Company Pre-Completion Conduct of Business

Subject to Clause 5.1, the Company shall, and shall procure that each member of the Group shall, continue to carry on its business in the ordinary course, in compliance with all Applicable Laws and in substantially the same manner as its business has been carried on before the date of this Agreement, and, without limiting the foregoing, the Company shall not and shall procure that none of its subsidiaries shall:

1.	voluntarily adopt a plan of complete or partial liquidation, rehabilitation or restructuring or authorize or undertake a dissolution, strike off, rehabilitation, consolidation, winding up, restructuring, recapitalization or other reorganization, including with respect to creditors (other than any subsidiary of the Company that is dormant or has no material assets or liabilities);

2.	change, alter or amend its Constitutional Documents in any material respect;

3.	(in the case of the Company) declare, make, or pay any dividend, share repurchase, share capital reduction or other distribution (whether in cash, shares or in kind);

4.	(in the case of a subsidiary of the Company) declare, make, or pay any dividend, share repurchase, share capital reduction or other distribution (whether in cash, shares or in kind), other than to Company or another subsidiary of the Company;

5.	(in the case of the Company) issue Shares or other securities convertible into or exchangeable or exercisable for Shares or other equity interests of the Company (other than the issue of Shares pursuant to the Transaction Documents);

6.	(in the case of a subsidiary of the Company) issue, grant, encumber, sell, transfer or modify any of the rights attached to any of its shares or other equity interests or any obligations convertible into or exchangeable or exercisable for its shares or other equity interests;

7.	file an amended material Tax return, file a material Tax return inconsistent with past practice, settle or otherwise compromise any material enquiry or dispute with a Tax Authority, change its Tax reporting or payment policy in any material respect, change its Tax residence or make any other material change to the approach adopted or positions or actions taken prior to the date of this Agreement in respect of Tax matters; or

8.	adjust, split, combine, subdivide or reclassify its share capital, other than for the purpose of implementing the Share Split.

Execution Page to Subscription Agreement Relating to
Ordinary Shares in TM Home Limited

SIGNED by	)

ZHOU Xin, a director	)	/s/ ZHOU Xin

for and on behalf of	)

E-House (China) Enterprise Holdings Limited	)

Execution Page to Subscription Agreement Relating to
Ordinary Shares in TM Home Limited

SIGNED by	)

ZHANG Yi, Authorized Signatory	)	/s/ ZHANG Yi

for and on behalf of	)

TM Home Limited	)